Exhibit 99.1

SaverOne Announces First U.S. Commercial Agreement with FedEx Trucking Contractor MDM Express

SaverOne’s U.S. based Distributor Motor Supply is completing installation across MDM’s full fleet

Petah Tikvah, Israel, Feb. 18, 2025 (GLOBE NEWSWIRE) -- SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a leading innovator in transportation safety technology, today announced that its distributor in the United States, Motor Supply, has successfully completed its first pilot project. The pilot was with MDM Express, Inc of Charlotte, North Carolina, and following rigorous testing, Motor Supply is moving forward with the installation of the SaverOne system across MDM’s entire fleet of 20 trucks.

MDM Express, Inc is a contractor for FedEx. The successful implementation of the SaverOne solution at MDM will provide a key reference customer with potential to generate interest among other FedEx line holders and contractors.

This milestone marks an important step in SaverOne’s U.S. market expansion and reinforces the effectiveness of its technology in preventing driver distraction and enhancing fleet safety.

Mr. Ori Gilboa, CEO of SaverOne, commented, “We are very excited with the first successful deployment of our solution at MDM Trucking through our U.S. distributor, Motor Supply. This new U.S. customer win highlights the tangible safety benefits that our technology can offer U.S. transportation and delivery companies and represents a strategic entry point into the broader FedEx contractor network. We believe this is just the beginning of our expansion in the US market.”

Mr. Ravshan Mamedov, Owner of MDM Express, Inc, added, “The decision to integrate SaverOne's technology across our fleet is a testament to our unwavering commitment to safety and excellence. During the pilot phase, we witnessed first-hand how effectively the system minimizes distractions and enhances driver focus. We are confident that this investment will not only improve our operational efficiency but also set a new standard in fleet safety for the entire industry.”

Mr. Alex Abrashkin, Founder and CEO of Motor Supply, remarked, “MDM’s decision to implement SaverOne's solution across their entire fleet validates its real-world value. Unlike cabin-facing AI cameras that are restricted to a fixed field of view, SaverOne offers genuine safety by detecting any mobile device inside the cabin. This approach goes beyond mere perceived safety, effectively reducing distracted driving risks. We’re excited to introduce this pioneering technology to more trucking fleets across the US.”

About the SaverOne System

SaverOne’s system is installed in vehicles to solve the problem of driver distraction, as a result of drivers using distracting applications on their mobile phones while driving in a way that endangers their safety and the safety of their passengers. This phenomenon is considered one of the leading causes of global road accidents. According to the US National Highway Traffic Safety Administration, the annual cost of road accidents just in the United States stands at about $870 billion each year, excluding the costs of serious injury or death, with a quarter of those accidents estimated to be related to the use of the mobile phones while driving. SaverOne’s technology specifically recognizes the driver area in the vehicle. It prevents the driver from accessing distracting applications such as messaging while allowing others (navigation as an example) without user intervention or consent, creating a safer driving environment.

SaverOne’s primary target markets include commercial and private vehicle fleets interested in reducing potential damages and significant costs, vehicle manufacturers interested in integrating safety solutions into their vehicles, and insurance and leasing companies. SaverOne initially addresses car fleets with a focus on the Israeli, European, and US markets and other markets worldwide. SaverOne believes that an increased focus on monitoring and prevention of cellular distraction systems in vehicles, driven by upcoming expected EU regulation, will likely have a dramatic positive impact on the demand for its systems in the future.

The Company’s strategy is to provide its technology to customers in the aftermarket and address OEM vehicle manufacturers to integrate the Company’s protection technologies during the vehicle manufacturing process.

About SaverOne

SaverOne is a technology company that designs, develops, and commercializes OEM and aftermarket solutions and technologies to lower the risk of and prevent vehicle accidents.

SaverOne’s initial product line is a suite of solutions that saves lives by preventing car accidents resulting from distraction from using mobile phones while driving. SaverOne is also developing a sensor system for early location and direction detection under all visibility conditions of vulnerable road users (VRU) through their cellphone footprint.

Learn more at https://saver.one/

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, besides those of historical fact, contained in this press release are forward-looking. Forward-looking statements contained in this press release include but are not limited to, statements regarding SaverOne’s strategic and business plans, technology, relationships, objectives, and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations, and financial performance and condition and may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions. However, not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks, and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions about future events that may not prove accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of our technology to substantially improve the safety of drivers; SaverOne’s planned level of revenues and capital expenditures and its ability to continue as a going concern; SaverOne’s ability to maintain its listing on the Nasdaq Capital Market; the ability of SaverOne’s technology to substantially improve the safety of drivers; SaverOne’s ability to broaden the footprint of its product and services within the U.S. market generally and to market and sell its products throughout the U.S.; SaverOne’s plans to continue to invest in research and development to develop technology for both existing and new products; SaverOne’s intention to advance its technologies and commercialization efforts; SaverOne’s plan to seek patent, trademark and other intellectual property rights for products and technologies in the United States and internationally, as well as its ability to maintain and protect the validity of currently held intellectual property rights; SaverOne’s expectations regarding future changes in its cost of revenues and operating expenses; interpretations of current laws and the passage of future laws; acceptance of its business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which SaverOne operates; projected capital expenditures and liquidity; SaverOne’s intention to retain key employees, and its belief that it will maintain good relations with all employees; a resurgence of the COVID-19 pandemic and its impact on business and industry; as well as other risks and uncertainties, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 25, 2024  and in subsequent filings with the SEC. Forward-looking statements in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact: Ehud Helft +1 212 378 8040 saverone@ekgir.com